UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Half Yearly Report

27 July 2009

PEARSON 2009 INTERIM RESULTS (unaudited)

•	Strong profit growth: Adjusted operating profit up 25%* and adjusted EPS up 41% in headline terms.

•	Good competitive performances: FT Group and Penguin performing well in challenging markets and trading in line with expectations; Education trading ahead and gaining share.

•	Healthy outlook: Strong positions in growth markets combined with accelerating digital and services businesses underpin confidence for 2009 and beyond.

•	Dividend growth sustained: Interim dividend raised 3.4% to 12.2p.

•

Trading ahead of expectations: Stronger business performance offsets negative currency impact, providing an effective upgrade of 3p to adjusted EPS guidance for 2009. So, full-year adjusted EPS still expected to be at or above the 2008 level of 57.7p per share.

Marjorie Scardino, chief executive, said: “The transformation we’ve been pursuing for a decade – from ‘publishing’ company to content, technology and services company – is paying off. Over the past six years, Pearson has delivered substantial growth; this year is about proving our resilience and competitive edge. So far, we’ve passed the test. Market conditions are tough and may stay that way; but we are confident that we will perform well this year and next.”

£ millions	Half year 2009	Half year 2008	Headline growth	CER growth	Underlying growth	Full year 2008
Business performance
Sales	2,398	1,965	22%	1%	0%	4,811
Adjusted operating profit	158	124	27%	25%	21%	762
Adjusted profit before tax	111	84	32%			674
Adjusted earnings per share	7.9p	5.6p	41%			57.7p
Free cash flow	(284)	(274)	(4)%			631
Net Debt	1,860	1,682	(11)%			1,460
Statutory results
Sales	2,398	1,965	22%	1%	0%	4,811
Operating profit	109	95	15%			676
Profit before tax	62	55	13%			585
Basic earnings/(loss)	28	(62)	--			292
Total basic earnings/(loss) per share	3.5p	(7.8)p	--			36.6p
Cash (used in)/generated from operations	(147)	(147)	0%			894
Dividend per share	12.2p	11.8p	3%			33.8p

* Throughout this announcement, growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statement 2, 3, 4, 5, 7 and 16. Profits are quoted on a continuing basis unless otherwise stated.

OUTLOOK

Pearson makes most of its sales and profits in the second half, due to the seasonal phasing of our education and consumer book businesses.

All of our businesses have faced a tough macroeconomic environment in the first half, and as expected some have seen particularly challenging market conditions. We are planning on the basis that these conditions persist but our strong market positions combined with sustained investment and innovation in digital and services businesses underpin our confidence for 2009 and beyond.

At our preliminary results in March, we stated that we would expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share (based on the prevailing exchange rate of £1:$1.43 and market conditions at that time). We continue to expect to achieve 57.7p or above, after the negative impact of the weakening of the US dollar against sterling of about 3p per share since our previous guidance. This guidance assumes that the current rate of £1:$1.64 prevails in the second half*.

Our Education business traded ahead of expectations in the first half, producing 5% sales growth and a substantial profit increase.

In North America, we achieved good growth in Higher Education and Assessment and Information. Our School Curriculum business also gained share, but faced very tough market conditions as a result of the weakness in state budgets. For the year as a whole, we are confident that our strength and breadth in Higher Education and Assessment can offset the challenges in the School Curriculum market. Looking ahead, we are encouraged by the US administration’s commitment to education reform and its investment in assessment, student information, teacher development and the use of technology. In 2010, the School Curriculum market will also benefit from a significant rise in the overall new adoption opportunity (estimated total market opportunity of approximately $900m, up from $500m in 2009, with more than half of the total coming from Texas and Florida, which have approved textbook funding within their budgets).

Our International Education business continued its rapid expansion, with double digit underlying sales growth benefiting from a particularly strong first-half performance in testing and qualifications. We expect this business to continue to show good growth as it benefits from global growth trends in education, rolls out our major digital programmes internationally, expands into developing markets, integrates bolt-on acquisitions and achieves further operational efficiencies.

Over the past five years, the FT Group has diversified its revenues, reducing its reliance on advertising and significantly increasing its digital and subscription revenues. This strategy is helping the FT Group to withstand difficult conditions in the financial services industry and a severe advertising downturn. We do not see the advertising cycle turning any time soon; but we do expect the FT Group’s high-quality information and analysis to remain in demand and its subscription businesses to remain resilient. Interactive Data maintained guidance for full-year organic operating profit growth in the mid-single digit percent range, as cost actions offset tough market conditions in the financial services industry. Interactive Data now expects full-year non-GAAP organic revenue growth at the lower end of the low-single digit percent range.

Penguin traded well, and in line with expectations, in the first half. It continued to face challenging market conditions, particularly in the reference category, and also faced tough comparisons against an exceptionally strong first half of 2008. Penguin has a good publishing schedule for the second half, and has announced a series of organisational changes designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production.

Interest and tax. In 2009, we expect our interest charge to adjusted earnings to be higher than 2008 reflecting the impact of the strength of the dollar on our largely US dollar-denominated debt and the pensions-related credit to interest becoming a debit in 2009. Our tax charge is likely to be in the 26% to 28% range and we expect our cash tax rate to stay close to 2008 levels.

* Exchange rates. Pearson generates approximately 60% of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2009 was £1:$1.49 (£1:$1.97 in H108) and the closing rate at the end of June was £1:$1.65.

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith      + 44 (0) 20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com . High resolution photographs for the media are available from our website www.pearson.com .

overview

Pearson’s sales at constant exchange rates increased by 1% in the first half of the year and adjusted operating profit increased by 25% to £158m. Adjusted earnings per share increased by 41% to 7.9p, from 5.6p in 2008. Free cash flow was £(284m), reflecting our normal first half outflow ahead of our key trading periods.

Currency movements added £413m to sales and £3m to operating profit. This was largely the result of translation gains from the strength of the US dollar against sterling compared to the same period last year although the strength of other currencies against sterling also contributed. At the operating profit level, transaction foreign exchange losses partially offset these gains. We generated approximately 60% of our sales and profits in US dollars.

Our statutory results show an increase in operating profit to £109m (£95m in 2008). Statutory profit before tax was £62m (£55m in 2008). Statutory earnings for the period show a profit of £28m (from a loss of £(62)m in the first half of 2008).

Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar denominated, was £1,860m (£1,682m in 2008) at 30 June. The year-on-year increase was entirely due to currency movements.

The board has declared an interim dividend of 12.2p per share, a 3.4% increase on 2008, reflecting this strong start to the year and its confidence in the full-year outlook.

£ millions	Half year 2009	Half year 2008	Headline growth	CER growth	Underlying growth	Full year 2008

Sales
North American Education	943	713	32%	1%	0%	2,002
International Education	446	365	22%	13%	10%	866
Professional	132	105	26%	2%	2%	244
Pearson Education	1,521	1,183	29%	5%	3%	3,112
FT Publishing	176	188	(6)%	(13)%	(13)%	390
Interactive Data	249	186	34%	9%	5%	406
FT Group	425	374	14%	(2)%	(4)%	796
Penguin	452	408	11%	(8)%	(6)%	903
Total Sales	2,398	1,965	22%	1%	0%	4,811

Adjusted operating profit
North American Education	12	(16)	--	--	--	303
International Education	23	20	15%	80%	80%	135
Professional	14	10	40%	10%	10%	36
Pearson Education	49	14	--	--	--	474
FT Publishing	14	30	(53)%	(40)%	(40)%	74
Interactive Data	74	54	37%	7%	2%	121
FT Group	88	84	5%	(10)%	(13)%	195
Penguin	21	26	(19)%	(23)%	(23)%	93
Total	158	124	27%	25%	21%	762

NORTH AMERICAN EDUCATION

£ millions	Half year 2009	Half year 2008	CER growth	Underlying growth	Full year 2008
Sales	943	713	1%	0%	2,002
Adjusted operating profit	12	(16)	--	--	303

North American Education is Pearson’s largest business, with 2008 sales of £2bn and operating profit of £303m. Over the past five years, it has increased sales at a compound annual growth rate of 10% and profits at a rate of 9%.

Our business serves educators and students from early education through elementary, middle and high schools and into higher and vocational education with a wide range of products and services: student assessments, testing and data; curriculum materials, in print and online; educational technologies and teacher certification and development services. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to personalise learning, supporting student success and institutional effectiveness. From this year, the business will benefit from two major integration programmes: the acquisition of Harcourt’s US Assessment business and the reorganisation of our US School and US College businesses into a single K-16 organisation.

The new US government has set the goal of renewing America’s competitiveness and improving the lives of American families by building a more effective education system. It is focussing on four key areas: college and career-readiness, teaching effectiveness, connected data systems and low-performing schools. The impact of the government’s economic stimulus measures on our markets remains unclear, but we are encouraged by the opportunities to play our part in educational reform.

School Curriculum

•

The US School publishing market declined 18% in the first five months of the year, according to the Association of American Publishers, as weak state budgets added to a slower year for new adoptions (total opportunity of $500m in 2009 against $880m in 2008).

•	Pearson significantly outperformed the School publishing market and expects to take approximately 32% of the total new adoption opportunity, and 37% of the adoptions competed for.

•

Pearson’s innovative and engaging print-and-digital programmes for elementary schools performed particularly well and continue to gain share. enVisionMATH (www.envisionmath.com ) helped Pearson to a market-leading 50% expected share of elementary maths adoptions, including almost 70% share in North Carolina and almost 60% in California. In a smaller adoption year for biology, Miller-Levine Biology ( www.biology.com ), our new blended print and online high school biology programme, won a 40%+ share in Tennessee.

•

The Association of Educational Publishers honoured two Pearson products, Miller-Levine Biology and Longman Northstar with MyNorthStarLab (an integrated course for English Language Learners: http://www.pearsonlongman.com/ae/northstar3e ) , as the year's “most outstanding” materials in the field of teaching and learning.

•

Seven Pearson products were named as finalists in the Software & Information Industry Association's 24th Annual CODiE Awards including eCollege, MyCompLab, NovaNET, Perspective, PowerSchool Premier and PowerTeacher. DRA2 Handheld – Tango Software edition, a small handheld electronic tool that helps teachers diagnose, assess and improve student reading, won Best Use of a Technology Device.

Assessment and Information

•

Our Assessment and Information businesses continued to be resilient, benefiting from a solid base of long-term contracts and realising the benefits of the Harcourt Assessment integration. It announced a new Assessment for Learning solution in partnership with Promethean and Learning Station to provide classroom teachers with web-based resources and tools to improve instruction and personalise learning.

•

Our National Services assessment business grew and launched the College Board’s ACCUPLACER i3, an online adaptive testing system aimed at determining student readiness for college-level coursework, which has delivered more than 1 million tests since launch. Having sold more than 114,000 Algebra II exams in 2008, a further 132,000 Algebra II exams were delivered for The American Diploma Project (ADP) Network, a consortium of 35 states representing approximately 85% of the US public school student population focused on benchmarking student achievement against rigorous, common college readiness standards.

•

Our State Services assessment business gained share in a difficult market environment, winning significant new programmes in Florida and Arizona. We continue to lead the market in helping states move to online testing, delivering almost four million assessments online in the first half of 2009.

•

Our Evaluation Systems teacher certification business secured contract extensions in Illinois, Arizona and Washington; won re-bids in Michigan and New York, for five and six years, respectively; and added new contracts in California, Minnesota and Connecticut. We also launched The National Evaluation Series, a new computer-based testing programme developed by Evaluation Systems and administered via Pearson’s professional testing centres, expanding our share in ready-to-use assessment.

•

In Clinical Assessments, our AIMSWeb Response to Intervention data management and progress monitoring service, which monitors children who are having difficulty learning, continued to grow and now has more than two million students on the system. We have also begun to exploit our intellectual property more widely in international markets, opening offices in Denmark and India where we will adapt and publish our leading Clinical and Talent Assessment products.

•

Our Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, completed the acquisition of the National Transcript Center (NTC). NTC is America’s largest national e-transcript and student record exchange provider with statewide transcript exchange contracts in Texas, California, Virginia, Colorado, Wyoming and West Virginia. Edustructures and NTC won a multi-year project with the state of Iowa for a student records and transcript exchange system.

•

Our Student Information Systems business continued to benefit from its transition from a licensing to a recurring revenue business model. It won contracts for new school districts including Macomb MI (133,000 students), Anne Arundel, MD (75,000 students) and the Archdiocese of Chicago (62,000 students). PowerSchool now supports approximately 8 million students in the United States and is growing internationally with students in 50 countries.

Higher Education

•

The US Higher Education publishing market grew 26% in the first half, according to the Association of American Publishers, with the industry benefiting from healthy enrolments and good demand for instructional materials, particularly in those areas that are enhanced with technology and customisation.

•

We continued to see rapid growth in Pearson’s ‘MyLab’ digital teaching, homework and assessment programmes, where North American registrations grew 43% to 2.3 m, and custom publishing, where volumes grew strongly compared to the first half of 2008.

•

We sustained our investment in established and new author franchises, such as Campbell & Reece’s Biology ; Tro’s Chemistry ; Lilienfeld, Lynn, Namy & Woolf’s Psychology ; and Wysocki & Lynch’s DK Handbook , all of which are enhanced by digital services.

•

Pearson formed a new strategic partnership with William Penn University to convert all of its courses to a hybrid offline/online environment using customised instructional materials created in partnership with individual instructors; to integrate the use of our MyLab learning technology; and to build and offer new online degree programmes, all hosted on our eCollege Learning Management System. William Penn University focuses on helping working adults achieve undergraduate and masters degrees and is a member of the Consortium for the Advancement of Adult Higher Education (CAAHE) colleges.

•

eCollege increased online enrolments by 23% to 1.6m and benefited from strong renewal rates of 95% by value and strong growth in the usage of the platform. New business wins included Education Online Services Corp, William Penn University and Arizona State University in the United States; as well as a number of new contracts in international markets.

INTERNATIONAL EDUCATION

£ millions	Half year 2009	Half year 2008	CER growth	Underlying growth	Full year 2008
Sales	446	365	13%	10%	866
Adjusted operating profit	23	20	80%	80%	135

Pearson is the leading education company outside the US as well as inside. Over the past five years, our International Education business has increased headline sales at a compound annual growth rate of 16% (from £484m in 2004 to £866m in 2008) and headline operating profit five-fold (from £27m in 2004 to £135m in 2008).

Our strategy is to combine educational content, assessment, technologies and related services in ways that help students to become more successful and educational institutions more effective. We believe that this business can continue to grow strongly, capitalising on four secular growth trends driving demand for education around the world: greater participation in primary, secondary, higher and vocational education; increasing public and private spending on education, combined with a greater focus on effectiveness and ensuring a good ‘return’ on that investment in terms of student success; the rise of the English language; and the growing technology infrastructure in education institutions.

In most markets, the key selling season is in the second half of the year. Even so, we have made a good start to the year, both in financial terms and in pushing ahead on our strategic goals. We have produced rapid growth in testing and qualifications; accelerated the roll-out of our MyLab digital homework and assessment programmes; continued to integrate acquisitions such as Wall Street English, Fronter and Longman Nigeria; and continued to invest in new products and sales and marketing capabilities.

Key highlights in the first half of 2009 include:

Global

•

Growth in the number of international students using our ‘MyLab’ digital homework and assessment programmes accelerated to almost 80% compared to the first half of 2008, with more than 200,000 student registrations. The MyLabs are now sold into more than 160 countries worldwide.

•

We prepared to launch the new Pearson Test of English. PTE Academic will launch in October 2009 and will be delivered in up to 200 Pearson VUE test centres by the end of 2010. It has seen strong uptake from academic institutions across the globe having already been formally recognised, or in the process of being recognised, by almost 700 institutions worldwide.

•

New contract wins for eCollege in international markets include IBMEC, ABM and Fundepag in Brazil; Educanet in Mexico; OVM in Puerto Rico and MyMathLab hosted on eCollege for 5,000 students at King Abdulaziz University in Saudi Arabia.

Europe

•

Edexcel successfully completed the UK Key Stage 2 National Curriculum Tests. 99.9% of results were returned on time to approximately 16,000 schools across England. For ‘A’-level and GCSEs, Edexcel again expects to mark 4.1m scripts onscreen, representing 89% of student work marked by examiners.

•

Edexcel made significant investments in supporting the growth of vocational qualifications in schools, and has won almost 70% of the UK government's new Diploma business. Strong growth in its BTEC vocational qualifications has continued, with registrations in schools growing by more than 30% to 940,000 students.

•

In the UK secondary school market, our high quality print and digital publishing helped us to gain share in many key subjects in a year of significant curriculum change. In Higher Education, our strong publishing integrated with our MyLabs, combined with rising enrolments, resulted in good growth ahead of the market.

•

We performed strongly in new adoptions in Italy, with market share gains in English Language Teaching in primary and across the curriculum in secondary. We launched our new digital secondary science programme, Linx, built around content from our North American science programmes customised for the Italian market, ahead of significant curriculum change in 2010.

Africa and the Middle East

•

In South Africa, Pearson received regulatory approval for the acquisition of the majority stake in Maskew Miller Longman (MML) and for the integration of Heinemann South Africa and MML. This will take place in the second half of 2009, creating a broad-based education company to provide traditional textbooks, learning software, assessment and teacher development across Southern Africa.

•

Pearson successfully implemented and expanded the Abu Dhabi Education Council’s (ADEC) external assessment programme. The tests cover English, Arabic, maths and science for students in grades three to 11 and were administered to over 160,000 students in Abu Dhabi and the northern United Arab Emirates.

•

In Egypt, the Ministry of Higher Education and State for Scientific Research chose Edexcel as its education partner for the Integrated Technical Education Cluster Project in El Ameeria, Cairo. This project aims to build workforce readiness for college graduates using the BTEC suite of qualifications.

Asia

•

We acquired Wall Street English, China's leading provider of premium English language training to adults, for $145m. The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels.

•

Longman Schools, our network of English language schools for children in China, now comprises 26 schools in Beijing and Shanghai, and is expected to grow to 29 schools in Beijing, Shanghai and Suzhou by the end of the year.

•

We stepped up our presence in the Indian education market with two investments totalling $30m: a 50:50 joint-venture with Educomp to offer vocational and skills training; and a 17.2% stake in TutorVista, which provides online tutoring services for K-12 and college students.

•

In Hong Kong, we built on our market leading share in secondary education with our new secondary curriculum, publishing across all key subject areas which also helped to establish Pearson in the Chinese Language market for the first time.

•	In Australia and New Zealand, we launched our BTEC suite of vocational education products and won our first contract with the New Zealand Management Academies (NZMA) based in Auckland and Hamilton.

Latin America

•	We saw strong growth in the sales of English Language Teaching materials across Latin America, particularly in Mexico, Colombia, Ecuador, the Caribbean and Venezuela.

•	In Brazil, we saw very strong growth supported by our provision of custom publishing services to leading for-profit universities in the higher education market.

•	In Colombia, we delivered our first professional development solution for public school teachers, training over 700 teachers both in the classroom and online.

PROFESSIONAL

£ millions	Half year 2009	Half year 2008	CER growth	Underlying growth	Full year 2008
Sales	132	105	2%	2%	244
Adjusted operating profit	14	10	10%	10%	36

Our Professional education business is focused on publishing for professionals in business and technology, and on testing and certifying adults to become professionals.

Over the past five years, on a continuing business basis we have increased sales at a compound annual rate of 11% and operating profit from a loss of £5m in 2004 to a profit of £36m in 2008. Over that period, we significantly re-oriented our professional publishing businesses towards digital formats and long-term growth markets and built our professional testing unit into a profitable industry leader. We see good growth opportunities in professional education markets, which will benefit from growing demand for work-related skills and qualifications in both developed and developing economies; and where we have a broad range of professional content and customers across Pearson.

Professional Testing

•	Registration volumes for the Graduate Management Admissions Council (GMAC) test rose 4% worldwide in the first half of 2009, including an 11% increase outside the US.

•

Pearson VUE won a number of new contracts including exclusive test delivery for Citrix, Novell, VMWare, and Adobe; administration of the National Registry of Food Safety Professionals (NRFSP) exam for Environmental Health Testing; and administration of examinations for California Certified Medical Assistant (CCMA) and National Institute for Certification in Engineering Technologies (NICET) qualifications.

•

We successfully renewed a number of contracts including those for Texas Nurse Aides, the Board of Registered Polysomnographic Technologists (BRPT), the Linux Professional Institute (LPI) and Tennessee Insurance.

•	Pearson VUE signed an agreement with the Road and Transport Authority of Dubai to deliver a new, high-tech Driver Testing System.

•	In India, Pearson VUE successfully launched the Law School Admission Test – India, a special version of the Law School Admission Test (LSAT) developed specifically for use by law schools in India.

Professional Publishing

•

Our Professional education business continued to benefit from the increased breadth of its publishing and range of revenue streams, from online retail through digital subscriptions, which is helping us to weather tougher trading conditions in the retail market.

•	FT and Wharton School Publishing, our business publishing imprints, saw good growth from best selling authors such as Roxanne Emmerich with Thank God It’s Monday .

•	Our digital photography books continued to see strong demand for titles such as Hot Shoe Diaries by Joe McNally and two more titles by Scott Kelby, digital photography’s all-time best selling author.

•	We continued to see strong growth in high-end technology ebooks from Safari Books Online, our subscription-based digital library joint-venture.

•	Pearson developed and published CCNA Network Simulator, 250 digital networking labs designed to help candidates successfully pass the Cisco CCNA certification exam.

FINANCIAL TIMES GROUP

£ millions	Half year 2009	Half year 2008	CER growth	Underlying growth	Full year 2008
Sales
FT Publishing	176	188	(13)%	(13)%	390
Interactive Data	249	186	9%	5%	406
Total	425	374	(2)%	(4)%	796
Adjusted operating profit
FT Publishing	14	30	(40)%	(40)%	74
Interactive Data	74	54	7%	2%	121
Total	88	84	(10)%	(13)%	195

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media); and invested steadily in our global and digital businesses including the Financial Times, FT.com, Interactive Data and FTSE.

As a result of this strategy, in 2008 digital services accounted for 67% of FT Group revenues, up from 28% in 2000; in 2008 advertising accounted for 25% of FT Group revenues (and 18% in the first half of 2009), down from 52% in 2000. On a continuing business basis, FT Group sales have increased from £504m in 2004 to £796m in 2008, and profits from £65m to £195m.

Looking ahead, we believe that the FT Group’s premium and global positions, combined with our digital and subscription businesses, put us in a good position to weather tough economic conditions and to build growing financial information businesses.

FT Publishing

•

FT Publishing revenues declined by 13%, mainly reflecting tough market conditions for financial and corporate advertising, as expected. The impact of advertising revenue declines was mitigated by substantial growth in content revenues, the resilience of our subscription businesses and early actions to manage our cost base tightly.

•	We continued to see good demand for high-quality analysis of global business, finance, politics and economics resulting in:

•

an 18% increase in paying online subscribers to more than 117,000. While Financial Times worldwide circulation was 6% lower at 421,429 (for the January-June 2009 ABC period), retail and subscription circulation were broadly level;

•	UK print readership up 15% to 417,000 (according to the National Readership Survey);

•	Registered users on FT.com up 211% to 1.4m; unique users up almost 60% to 9.8m (six-month average Jan-June 2009).

•

We continued to invest in international expansion and fast-growing digital markets and sectors with the launch of China Confidential , a digital publication providing exclusive intelligence, news and analysis for investors in China; the Alphaville Long Room, an online comment and analysis site built around discussion threads or ‘tables’; a new mobile ft.com, offering a new touch screen interface, faster access to content, improved search and data customisation tools; and a recently launched iPhone application.

•

Mergermarket was resilient despite challenging market conditions for some of its customers, particularly in the merger arbitrage markets serviced by dealReporter. We added new functions and data sets to mitigate some of the impact. We did benefit from the breadth of our portfolio with strong demand for Debtwire, resulting from dislocation in the debt capital markets, and sustained interest in Mergermarket, Wealthmonitor and Pharmawire.

•

The Economist , in which Pearson owns a 50% stake, increased weekly circulation by 6.4% to 1.39m (for the July-December 2008 ABC period). Operating profit at The Economist Group increased 26% to £56m, and sales increase 17% to £313m for the year ended 31 March 2009.

•

FTSE, our 50% owned joint-venture with the London Stock Exchange, increased revenues 13% and made a strong improvement in profits as Assets Under Management (AUM) in Exchange Traded Funds (ETF) which track FTSE indices grew almost 50% to $32 billion.

Interactive Data

•	Interactive Data revenues were up 9% and operating profit up 7% driven by its Institutional Services segment despite difficult market conditions in the financial services industry.

•

Pricing and Reference Data continued to generate good growth in North America and Europe. Growth was primarily organic and also benefited from bolt-on acquisitions, most recently NDF, a leading provider of financial pricing and services in Japan, and Kler’s Financial Data Service, a leading provider of reference data to the Italian financial industry.

•	Real-Time Services faced challenging market conditions as solid demand for web-based Managed Solutions was more than offset by higher cancellations of real-time market data services.

•

Interactive Data continued to invest in expanding the breadth and depth of the data covered and products offered. Pricing and Reference Data added new information resources, transparency tools, and broader coverage of hard-to-value instruments. It also introduced new services such as the Business Entity Service and Options Volatility Service aimed at helping firms address risk management and compliance challenges. At Real-Time services, new product launches included PlusBook™, a new consolidated order book service for the European financial industry, and enhancements to the PrimePortal product, which are used to create customized Web solutions for wealth management and infomedia applications. eSignal introduced new services and enhanced existing offerings such as its Market-Q browser-based workstation, which has been well received in the institutional wealth management market.

•

Interactive Data maintained its organic profit growth guidance of mid-single digits percent growth for the full year. Interactive Data took significant cost actions, enabling it to offset a one-off accounting adjustment in the second quarter and lower organic revenue growth guidance due to tough market conditions in the financial services industry. Interactive Data now expects full-year non-GAAP organic revenue growth at the lower end of the low-single digits percent range.

•	Interactive Data’s second quarter earnings announcement and full outlook for 2009 is available at: http://phx.corporate-ir.net/phoenix.zhtml?c=95364&p=irol-newsArticle&ID=1310603&highlight =

PENGUIN

£ millions	Half year 2009	Half year 2008	CER growth	Underlying growth	Full year 2008
Sales	452	408	(8)%	(6)%	903
Adjusted operating profit	21	26	(23)%	(23)%	93

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

We set out a plan several years ago to grow Penguin’s profits significantly and consistently. That plan had four major parts:

1. Continued and disciplined investment in author and product development;

2. Global coordination in Penguin’s publishing organisation, benefiting from its worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets;

3. Innovating with digital technologies to provide new reading experiences, new ways to market and sell books, and more efficient means of production, storage and distribution of content; and

4. Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation.

This strategy has produced good growth at Penguin over the past five years, with sales increasing at an average rate of 4% and profits at an average rate of 14%. It is also enabling Penguin to perform well this year, even in challenging market conditions, particularly in the reference category. In July, Penguin announced a series of organisational changes at Penguin UK and Dorling Kindersley designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production.

Penguin’s first-half highlights include:

•

In the US, Penguin led the industry for #1 New York Times bestsellers in the first half. Penguin’s 18 #1 bestsellers included titles from established authors such as Greg Mortenson with Three Cups of Tea , Charlaine Harris’ Dead and Gone , Nora Roberts’ Vision in White , Harlan Coben’s Long Lost and Sarah Dessen’s Along for the Ride . We helped turn debut novelists Kathryn Stockett, with The Help , and Janice K. Lee, with The Piano Teacher , into national New York Times bestsellers.

•

In the UK, #1 bestsellers included Jamie Oliver’s Ministry of Food , Antony Beevor’s D-Day and Marian Keyes’ This Charming Man . At the Nibbies, Penguin won the Marketing Campaign of the Year for Sebastian Faulks’ Devil May Care (which won the Sainsbury’s Popular Fiction Award at the Galaxy British Book Awards).

•

In Australia, Penguin was named Publisher of the Year for the second year running at the Australian Book Industry Awards (and won half of the awards for individual books). #1 best-sellers from Australian authors included Tom Winton (Breath ) and Bryce Courtenay ( Fishing for Stars ) alongside international authors including Jamie Oliver ( Ministry of Food ).

•	In Canada, Penguin author Joseph Boyden won Fiction Book of the Year and Author of the Year at the Canadian Booksellers Association 2009 awards with Through Black Spruce .

•

In India, Penguin is the largest English language trade publisher, with bestselling authors in the first half of 2009 including Narayana Murthy, Dipankar Gupta and Nandan Nilekani. Penguin Books India launched e-commerce functionality on its website ( www.penguinbooksindia.com ) in partnership with Indiaplaza and won the Best Book award in two out of the three major categories (Jury) at the Vodafone Crossword national book awards with Amitav Ghosh’s best-selling epic saga Sea of Poppies , which was named joint winner of the Best Book (Fiction) award, and Manohar Shyam Joshi’s T’ta Professor (translated by Ira Pande) won the Best Book in Translation award.

•	In China, Penguin signed an agreement with Apabi to become the first International trade publisher to sell titles as eBooks in the market.

•

A strong second half publishing list is led by major new books in the US, including titles by Patricia Cornwell, Sue Grafton and Anthony Zuiker. The US also has new works by David Plouffe, Greg Mortenson and David Benedictus & Mark Burgess with Return to the Hundred Acre Wood , the first authorised sequel to A.A. Milne’s Winnie the Pooh and The House at Pooh Corner . Penguin UK has works by Nick Hornby, Eoin Colfer, Marina Lewycka, Vladimir Nabokov, Jamie Oliver, Lauren Child and Charlie Higson.

Digital innovation

•

Significant expansion of eBook publishing and sales. In the US and UK, Penguin has almost 10,000 eBooks available to date and expects to have almost 14,000 by year end including eSpecials and Enriched eBook Classics.

•

In the US, Penguin launched an online network with three channels featuring nine series of book-related programming for adults, young adults and children. Titled “From the Publishers Office” (http://us.penguingroup.com/static/pages/publishersoffice ), the site aims to build on Penguin’s 2.0 initiatives to engage new audiences and to enhance the dialogue between authors and readers.

•

In the UK, Penguin and Puffin launch We Make Stories , a unique set of digital tools for children to create, print and share a variety of innovative story forms including pop-up books, customised audio books, comics and interactive treasure maps. The site is designed to encourage literacy, creativity and storytelling skills and is Penguin’s first move into providing services. We launched iPhone applications for the Top 10 DK Eyewitness travel guides retailing at £4.99.

•

Penguin China is the first major international publisher to sell English books directly under its own brand on Taobao (http://shop37092254.taobao.com/ ), the leading direct-to-consumer online auction site in China.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company’s publicly-filed documents, including the company’s Annual Report. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL REVIEW

Operating result

On a headline basis, sales for the six months to 30 June 2009 increased by £433m or 22% from £1,965m in 2008 to £2,398m in 2009 and total adjusted operating profit increased by £34m or 27% from £124m in 2008 to £158m in 2009.

On an underlying basis sales were flat in 2009 compared to 2008 and adjusted operating profit grew by 21%. Our underlying measures exclude the effects of exchange and portfolio changes. In the first half of 2009, currency movements increased sales by £413m and adjusted operating profit by £3m while portfolio changes increased sales by £18m and adjusted operating profit by £5m.

Adjusted operating profit excludes amortisation of acquired intangibles and includes the adjusted profits from discontinued operations (excluding gains and losses on disposal). Statutory operating profit (from continuing operations) increased by £14m or 15% from £95m in 2008 to £109m in 2009. Statutory operating profit includes an increased charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to employee benefit plans. Net interest payable for the first six months of 2009 was £41m, down from £45m for the first six months of 2008. This fall is mainly due to a reduction in interest rates on our floating US dollar debt, the effect of which more than outweighs the higher average levels of net debt. Finance charges relating to post-retirement plans were £6m in 2009 compared to an income of £5m in 2008.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In both the periods to June 2008 and to June 2009, there was no net effect from these items.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax rate on statutory earnings for the six months to 30 June 2009 was 29%. This is broadly consistent with the standard rate of UK corporation tax for the full year of 28%. Although our overseas profits, which arise mainly in the US, are subject to tax rates that are generally higher than the UK rate, the US profit is not as significant a proportion of total profit at the half year as it is at the full year. The effective tax rate on our adjusted earnings for the six months to 30 June 2009 was 27%; this rate is lower than the statutory rate as it includes the benefit of tax deductions attributable to amortisation of goodwill and intangibles. This benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payment.

Discontinued operations

Discontinued operations in 2008 relates to the Data Management (Scanners) business that was sold on 22 February 2008.

Minority interests

Minority interests comprise mainly the 38% share of Interactive Data Corp. Inc. a US listed corporation.

Dividends

The dividend accounted for in the six months to June 2009 is the final dividend in respect of 2008 of 22.0p. An interim dividend of 12.2p was approved by the Board in July 2009 and will be accounted for in the second half of 2009.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £48m in the first six months of 2009 compared to £36m in the first six months of 2008. Of the charge, £42m (2008 half year: £41m) is reported as a charge in operating profit and £6m (2008 half year: £5m income) is reported as an expense in net finance costs. The overall surplus on the UK Group plan of £49m at the end of 2008 has become a deficit of £79m at 30 June 2009. This is due to a fall in asset values coupled with an increase in liabilities. Liabilities have increased as a result of an increase in the expected rate of future inflation and a decrease in the discount rate used to value these liabilities.

Goodwill

In our 2008 annual report, we noted the Group’s goodwill impairment review was sensitive to the key assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. We also noted that a reasonably possible change in these assumptions could cause an impairment in either the US School Curriculum or Penguin UK cash generating units. At 30 June we have not seen a significant deterioration in the assumptions used or the fair values of those units. We carry out our formal annual impairment review in the second half of the year.

Principal risks and uncertainties

We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our internal audit function reviews these risks with each of the Group’s businesses and agrees measures to mitigate these risks wherever possible. The principal risks and uncertainties have not changed from those detailed in the 2008 Annual Report.

The effect that a global economic slowdown may have on our customers, suppliers and levels of funding for our products and services is difficult to predict but weaker economic conditions may lead to some slowdown in demand for some of our products.

Uncertainty in the global economy may affect market confidence and the ability of some companies to raise finance and thereby lead to increased counterparty risk. The group continues to finance working capital and investment needs through existing borrowings and undrawn facilities. In March 2009, we successfully raised £300m of additional finance from the sterling bond market and have no bond maturities now until 2011.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months to 30 June 2009

		2009	2008	2008
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,398	1,965	4,811
Cost of goods sold		(1,131)	(934)	(2,174)
Gross profit		1,267	1,031	2,637

Operating expenses		(1,173)	(950)	(1,986)
Share of results of joint ventures and associates		15	14	25
Operating profit	2	109	95	676

Finance costs	3	(64)	(57)	(136)
Finance income	3	17	17	45
Profit before tax	4	62	55	585
Income tax	5	(18)	(16)	(172)
Profit for the period from continuing operations		44	39	413

Discontinued operations

Loss for the period from discontinued operations	8	-	(88)	(90)

Profit / (loss) for the period		44	(49)	323

Attributable to:
Equity holders of the Company		28	(62)	292
Minority interest		16	13	31

Earnings / (loss) per share from continuing and discontinued operations (in pence per share)
Basic	6	3.5p	(7.8)p	36.6p
Diluted	6	3.5p	(7.8)p	36.6p

Earnings per share from continuing operations (in pence per share)
Basic	6	3.5p	3.3p	47.9p
Diluted	6	3.5p	3.3p	47.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months to 30 June 2009

	2009	2008	2008
all figures in £ millions	half year	half year	full year

Profit / (loss) for the period	44	(49)	323

Net exchange differences on translation of foreign operations	(514)	23	1,125
Actuarial losses on retirement benefit obligations	(146)	(39)	(74)
Taxation on items charged to other comprehensive income	50	14	2
Other comprehensive (expense) / income for the period	(610)	(2)	1,053

Total comprehensive (expense) / income for the period	(566)	(51)	1,376

Attributable to:
Equity holders of the Company	(546)	(64)	1,270
Minority interest	(20)	13	106

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months to 30 June 2009

	Equity attributable to equity holders of the company						Minority	Total
	Share Capital	Share Premium	Treasury shares	Translation reserve	Retained earnings	Total	Interest	Equity
all figures in £ millions

2009 half year

Equity balance at 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive income	-	-	-	(478)	(68)	(546)	(20)	(566)
Equity settled transactions	-	-	-	-	20	20	-	20
Cumulative translation adjustment on disposals	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	3	-	-	-	3	-	3
Purchase of treasury shares	-	-	(18)	-	-	(18)	-	(18)
Release of treasury shares	-	-	1	-	(1)	-	-	-
Changes in minority shareholdings	-	-	-	-	-	-	11	11
Dividends	-	-	-	-	(176)	(176)	(4)	(180)
Equity balance at 30 June 2009	202	2,508	(239)	108	1,454	4,033	261	4,294
2008 half year

Equity balance at 1 January 2008	202	2,499	(216)	(514)	1,724	3,695	179	3,874
Total comprehensive income	-	-	-	23	(87)	(64)	13	(51)
Equity settled transactions	-	-	-	-	16	16	-	16
Cumulative translation adjustment on disposals	-	-	-	49	-	49	-	49
Issue of ordinary shares under share option schemes	-	1	-	-	-	1	-	1
Purchase of treasury shares	-	-	(25)	-	-	(25)	-	(25)
Release of treasury shares	-	-	-	-	-	-	-	-
Changes in minority shareholdings	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	(163)	(163)	(3)	(166)
Equity balance at 30 June 2008	202	2,500	(241)	(442)	1,490	3,509	191	3,700
2008 full year

Equity balance at 1 January 2008	202	2,499	(216)	(514)	1,724	3,695	179	3,874
Total comprehensive income	-	-	-	1,050	220	1,270	106	1,376
Equity settled transactions	-	-	-	-	33	33	-	33
Cumulative translation adjustment on disposals	-	-	-	50	-	50	-	50
Issue of ordinary shares under share option schemes	-	6	-	-	-	6	-	6
Purchase of treasury shares	-	-	(47)	-	-	(47)	-	(47)
Release of treasury shares	-	-	41	-	(41)	-	-	-
Changes in minority shareholdings	-	-	-	-	-	-	6	6
Dividends	-	-	-	-	(257)	(257)	(17)	(274)
Equity balance at 31 Dec 2008	202	2,505	(222)	586	1,679	4,750	274	5,024

CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2009

		2009	2008	2008
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		386	349	423
Intangible assets	14	4,935	4,118	5,353
Investments in joint ventures and associates		23	18	23
Deferred income tax assets		417	319	372
Financial assets – Derivative financial instruments		121	21	181
Retirement benefit assets		-	36	49
Other financial assets		61	47	63
Other receivables		130	147	152
Non-current assets		6,073	5,055	6,616

Intangible assets – Pre-publication		674	527	695
Inventories		488	486	501
Trade and other receivables		1,233	1,032	1,342
Financial assets – Derivative financial instruments		-	2	3
Financial assets – Marketable securities		60	19	54
Cash and cash equivalents (excluding overdrafts)		455	448	685
Current assets		2,910	2,514	3,280

Total assets		8,983	7,569	9,896

Financial liabilities – Borrowings		(2,437)	(1,897)	(2,019)
Financial liabilities – Derivative financial instruments		(3)	(21)	(15)
Deferred income tax liabilities		(418)	(283)	(447)
Retirement benefit obligations		(233)	(94)	(167)
Provisions for other liabilities and charges		(46)	(58)	(33)
Other liabilities		(181)	(173)	(221)
Non-current liabilities		(3,318)	(2,526)	(2,902)

Trade and other liabilities		(1,143)	(968)	(1,429)
Financial liabilities – Borrowings		(47)	(251)	(344)
Financial liabilities – Derivative financial instruments		(9)	(3)	(5)
Current income tax liabilities		(120)	(88)	(136)
Provisions for other liabilities and charges		(52)	(33)	(56)
Current liabilities		(1,371)	(1,343)	(1,970)

Total liabilities		(4,689)	(3,869)	(4,872)

Net assets		4,294	3,700	5,024

Share capital		202	202	202
Share premium		2,508	2,500	2,505
Treasury shares		(239)	(241)	(222)
Reserves		1,562	1,048	2,265
Total equity attributable to equity holders of the Company		4,033	3,509	4,750
Minority interest		261	191	274
Total equity		4,294	3,700	5,024

The condensed consolidated financial statements were approved by the Board on 26 July 2009.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months to 30 June 2009

		2009	2008	2008
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	16	(147)	(147)	894
Interest paid		(41)	(42)	(87)
Tax paid		(43)	(48)	(89)
Net cash (used in) / generated from operating activities		(231)	(237)	718

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(117)	(355)	(395)
Acquisition of joint ventures and associates		(1)	(1)	(5)
Purchase of investments		(7)	-	(1)
Purchase of property, plant and equipment (PPE)		(43)	(32)	(75)
Proceeds from sale of investments		4	4	5
Proceeds from sale of PPE		-	1	2
Purchase of intangible assets		(19)	(14)	(45)
Disposal of subsidiaries, net of cash disposed		4	106	111
Interest received		6	8	11
Dividends received from joint ventures and associates		4	2	23
Net cash used in investing activities		(169)	(281)	(369)

Cash flows from financing activities
Proceeds from issue of ordinary shares		3	2	6
Purchase of treasury shares		(18)	(20)	(47)
Proceeds from borrowings		696	663	455
Liquid resources (acquired) / disposed		(13)	20	-
Repayment of borrowings		(213)	(100)	(275)
Finance lease principal payments		(1)	(1)	(3)
Dividends paid to Company’s shareholders		(176)	(163)	(257)
Dividends paid to minority interests		(8)	(15)	(28)
Net cash generated from / (used in) financing activities		270	386	(149)

Effects of exchange rate changes on cash and cash equivalents		(48)	15	(103)
Net (decrease) / increase in cash and cash equivalents		(178)	(117)	97

Cash and cash equivalents at beginning of period		589	492	492

Cash and cash equivalents at end of period		411	375	589

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months to 30 June 2009

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2008 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2008 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. On 1 January 2008, the Group early adopted IFRS 8 ‘Operating Segments’ which, in conjunction with organisational changes, led to a change in segments within the Education business. In these financial statements we have adopted IAS 1 (revised) which requires the presentation of a Statement of Changes in Equity as a primary statement, separate from the Income Statement and Statement of Comprehensive Income. As a result a condensed Statement of Changes in Equity has been included in the primary statements for the current and each comparative period. The 2008 Annual Report also refers to other new standards effective from 1 January 2009. Apart from IFRS 8 and IAS 1 (revised), none of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2008 Annual Report.

The financial information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985 (and section 434 of the Companies Act 2006). A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2008 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).

The condensed consolidated financial statements for the six months to 30 June 2009 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

2. Segment information

The Group is organised into six segments: North American Education, International Education, Professional, Financial Times Publishing, Interactive Data and Penguin.

	2009	2008	2008
All figures in £ millions	half year	half year	full year

Sales
North American Education	943	713	2,002
International Education	446	365	866
Professional	132	105	244
Pearson Education	1,521	1,183	3,112
FT Publishing	176	188	390
Interactive Data	249	186	406
FT Group	425	374	796
Penguin	452	408	903
Total sales – continuing operations	2,398	1,965	4,811

Adjusted operating profit
North American Education	12	(16)	303
International Education	23	20	135
Professional	14	10	36
Pearson Education	49	14	474
FT Publishing	14	30	74
Interactive Data	74	54	121
FT Group	88	84	195
Penguin	21	26	93
Adjusted operating profit – continuing operations	158	124	762
Adjusted operating profit – discontinued operations	-	-	-
Total adjusted operating profit	158	124	762

In addition to the external sales above, Penguin made inter-segment sales to the Education businesses of £11m (2008 half year: £11m, 2008 full year: £22m) and the Professional business made inter-segment sales to the other Education businesses of £3m (2008 half year: £2m, 2008 full year: £4m).

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2008 these other net gains and losses all related to discontinued operations. There were no other net gains and losses in the first six months of 2009.

In our adjusted operating profit, we have also excluded amortisation of acquired intangibles as this is not considered to be fully reflective of the underlying performance of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

2. Segment information continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Total
all figures in £ millions

2009 half year

Adjusted operating profit – continuing	12	23	14	14	74	21	158
Amortisation of acquired intangibles	(28)	(9)	(1)	(4)	(6)	(1)	(49)
Operating profit / (loss)	(16)	14	13	10	68	20	109

2008 half year

Adjusted operating profit / (loss) – continuing	(16)	20	10	30	54	26	124
Amortisation of acquired intangibles	(12)	(8)	-	(4)	(4)	(1)	(29)
Operating profit / (loss)	(28)	12	10	26	50	25	95

2008 full year

Adjusted operating profit – continuing	303	135	36	74	121	93	762
Amortisation of acquired intangibles	(45)	(22)	(1)	(7)	(9)	(2)	(86)
Operating profit	258	113	35	67	112	91	676

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

3. Net finance costs

	2009	2008	2008
all figures in £ millions	half year	half year	full year

Net interest payable	(41)	(45)	(89)
Finance (cost) / income in respect of employee benefits	(6)	5	8
Net foreign exchange losses	(2)	-	(11)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	1	(1)	(5)
- net investment hedges	-	1	1
Other gains / (losses) on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	2	1	1
- derivatives	(1)	(1)	4
Net finance costs	(47)	(40)	(91)

Analysed as:
Finance costs	(64)	(57)	(136)
Finance income	17	17	45
Net finance costs	(47)	(40)	(91)

Analysed as:
Net interest payable	(41)	(45)	(89)
Finance (cost) / income in respect of employee benefits	(6)	5	8
Net foreign exchange losses reflected in adjusted earnings	-	-	(7)
Net finance costs reflected in adjusted earnings	(47)	(40)	(88)
Other net finance costs	-	-	(3)
Net finance costs	(47)	(40)	(91)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded certain foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Foreign exchange losses retained in adjusted earnings mainly relate to losses on retranslation of foreign currency bank overdrafts used to offset foreign currency cash balances held by the Group’s trading companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

4. Profit before tax

		2009	2008	2008
all figures in £ millions	note	half year	half year	full year

Profit before tax – continuing operations		62	55	585
Add back: amortisation of acquired intangibles	2	49	29	86
Add back: other net finance costs	3	-	-	3
Adjusted profit before tax - continuing operations		111	84	674
Adjusted profit before tax - discontinued operations		-	-	-
Total adjusted profit before tax		111	84	674

5. Income tax

	2009	2008	2008
all figures in £ millions	half year	half year	full year

Income tax charge – continuing operations	(18)	(16)	(172)
Add back: tax benefit on amortisation of acquired intangibles	(14)	(10)	(31)
Add back: tax benefit on other net gains and losses	-	-	(7)
Add back: tax benefit on other finance income	-	-	(1)
Tax amortisation benefit on goodwill and intangibles	2	2	33
Adjusted income tax charge - continuing operations	(30)	(24)	(178)
Adjusted income tax charge - discontinued operations	-	-	-
Total adjusted income tax charge	(30)	(24)	(178)

Tax rate reflected in adjusted earnings	27.0%	28.0%	26.4%

Our adjusted income tax charge excludes the tax benefit on other gains and losses as this benefit relates to profits or losses on the sale of subsidiaries, joint ventures or associates and other financial assets that have previously been excluded from the adjusted profit before tax.

Also, in our adjusted income tax charge we have included the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2009	2008	2008
all figures in £ millions	half year	half year	full year

Profit for the period from continuing operations	44	39	413
Minority interest	(16)	(13)	(31)
Earnings from continuing operations	28	26	382
Loss for the period from discontinued operations	-	(88)	(90)
Earnings / (loss)	28	(62)	292

Weighted average number of shares (millions)	799.3	796.6	797.0
Effect of dilutive share options (millions)	0.6	1.1	0.5
Weighted average number of shares (millions) for diluted earnings	799.9	797.7	797.5

Earnings / (loss) per share from continuing and discontinued operations
Basic	3.5p	(7.8)p	36.6p
Diluted	3.5p	(7.8)p	36.6p

Earnings per share from continuing operations
Basic	3.5p	3.3p	47.9p
Diluted	3.5p	3.3p	47.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

7. Adjusted earnings per share continued

	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2009 half year
Operating profit (note 2)	109	-	-	49	-	-	158

Net finance costs (note 3)	(47)	-	-	-	-	-	(47)
Profit before tax (note 4)	62	-	-	49	-	-	111
Income tax (note 5)	(18)	-	-	(14)	-	2	(30)
Profit for the period – continuing	44	-	-	35	-	2	81

Loss for the period – discontinued	-	-	-	-	-	-	-

Profit for the period	44	-	-	35	-	2	81

Minority interest	(16)	-	-	(2)	-	-	(18)

Earnings	28	-	-	33	-	2	63

Weighted average number of shares (millions)							799.3

Adjusted earnings per share							7.9p

2008 half year
Operating profit (note 2)	95	-	-	29	-	-	124

Net finance costs (note 3)	(40)	-	-	-	-	-	(40)
Profit before tax (note 4)	55	-	-	29	-	-	84
Income tax (note 5)	(16)	-	-	(10)	-	2	(24)
Profit for the period – continuing	39	-	-	19	-	2	60

Loss for the period – discontinued (note 8)	(88)	-	88	-	-	-	-

Profit for the period	(49)	-	88	19	-	2	60

Minority interest	(13)	-	-	(2)	-	-	(15)

Earnings	(62)	-	88	17	-	2	45

Weighted average number of shares (millions)							796.6

Adjusted earnings per share							5.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

7. Adjusted earnings per share continued

	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2008 full year
Operating profit (note 2)	676	-	-	86	-	-	762

Net finance costs (note 3)	(91)	-	-	-	3	-	(88)
Profit before tax (note 4)	585	-	-	86	3	-	674
Income tax (note 5)	(172)	-	(7)	(31)	(1)	33	(178)
Profit for the year – continuing	413	-	(7)	55	2	33	496

Loss for the year – discontinued (note 8)	(90)	-	90	-	-	-	-

Profit for the year	323	-	83	55	2	33	496

Minority interest	(31)	-	-	(3)	-	(2)	(36)

Earnings	292	-	83	52	2	31	460

Weighted average number of shares (millions)							797.0

Adjusted earnings per share							57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

8. Discontinued operations

Discontinued operations relate to the Group’s interest in the Data Management business. The Data Management business was sold on 22 February 2008 and has been included in discontinued operations up to the date of sale in 2008. There were no discontinued operations in the period to 30 June 2009.

The sales and loss for the period on discontinued operations are analysed below.

	2009	2008	2008
all figures in £ millions	half year	half year	full year

Total sales by discontinued operations	-	8	8

Operating profit	-	-	-
Attributable tax expense	-	-	-
Profit after tax before sale of discontinued operations	-	-	-

Loss before tax on sale of discontinued operations	-	(51)	(53)
Attributable tax expense	-	(37)	(37)
Loss after tax on sale of discontinued operations	-	(88)	(90)

Loss for the period from discontinued operations	-	(88)	(90)

Loss before tax	-	(51)	(53)
Attributable tax expense	-	(37)	(37)
Loss for the period from discontinued operations	-	(88)	(90)

Operating profit included in adjusted earnings	-	-	-
Attributable tax expense	-	-	-
Profit for the period included in adjusted earnings	-	-	-
Loss on sale of discontinued operations	-	(51)	(53)
Attributable tax expense	-	(37)	(37)
Loss for the period from discontinued operations	-	(88)	(90)

The loss on sale of discontinued businesses is analysed below:

Net assets disposed	-	(109)	(111)
Proceeds received	-	111	111
Costs	-	(4)	(4)
Loss on sale before cumulative translation adjustment	-	(2)	(4)
Cumulative translation adjustment	-	(49)	(49)
Loss on sale before tax	-	(51)	(53)
Attributable tax charge	-	(37)	(37)
Loss on sale after tax	-	(88)	(90)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

9. Dividends

	2009	2008	2008
All figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	176	163	257

The directors are proposing an interim dividend of 12.2p per equity share, payable on 18 September 2009 to shareholders on the register at the close of business on 21 August 2009. This interim dividend, which will absorb an estimated £98m of shareholders’ funds, has not been included as a liability as at 30 June 2009.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2009	2008	2008
	half year	half year	full year

Average rate for profits	1.49	1.97	1.85
Year end rate	1.65	1.99	1.44

11. Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the period.

12. Events after the balance sheet date

On 15 July 2009 Pearson’s International Education business completed the purchase of an additional stake in Maskew Miller Longman (MML), its South African publishing business. Under the terms of the agreement Pearson has created a new Southern Africa business and increased its stake in MML from 50% to 85%. In return for the increased stake, our joint venture partner has received £46m in cash and a 15% interest in Pearson’s Heinemann and Edexcel businesses in that region.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

13. Business combinations

On 15 April 2009 the Group acquired Wall Street English, China’s leading provider of premium English language training to adults. On 12 January 2009 the Group increased its stake in Longman Nigeria from 29% to 51% and on 13 February 2009 completed the acquisition of Fronter (a European online learning company based in Oslo).

Provisional values for the assets and liabilities arising from the Wall Street English (WSE) and other acquisitions completed in the six months to 30 June 2009 together with adjustments to prior year acquisitions are set out below.

	WSE	Other	Total
All figures in £ millions

Property, plant and equipment	6	1	7
Intangible assets – customer lists and relationships	-	31	31
Intangible assets – publishing rights	-	6	6
Intangible assets – technology, know how and software rights	17	1	18
Intangible assets – Pre-publication	-	3	3
Inventories	-	2	2
Trade and other receivables	7	8	15
Cash and cash equivalents	3	15	18
Trade and other liabilities	(59)	(15)	(74)
Net deferred income tax assets / (liabilities)	3	(11)	(8)
Equity minority interests	-	(9)	(9)
Net assets acquired at fair value	(23)	32	9
Goodwill	124	39	163
Total	101	71	172
Satisfied by:
Cash	(101)	(30)	(131)
Deferred consideration	-	(29)	(29)
Net prior year adjustments	-	(12)	(12)
Total consideration	(101)	(71)	(172)

Net cash outflow on acquisition:
Cash – current year acquisitions			(131)
Deferred payments for prior year acquisitions and other items			(4)
Cash and cash equivalents acquired			18
Cash outflow on acquisitions			(117)

In total, acquisitions completed in the period contributed an additional £17m of sales and £nil of operating profit. If the acquisitions had completed on 1 January 2009 then we estimate that sales for the period would have been £2,416m. There would have been no significant change in profit before tax had the acquisitions completed on 1 January 2009.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

14. Intangible assets

	2009	2008	2008
All figures in £ millions	half year	half year	full year

Goodwill	4,214	3,652	4,570
Other intangibles	721	466	783
Total intangibles	4,935	4,118	5,353

15. Net debt

	2009	2008	2008
All figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	121	21	181
Current assets
Derivative financial instruments	-	2	3
Marketable securities	60	19	54
Cash and cash equivalents (excluding overdrafts)	455	448	685
Non-current liabilities
Borrowings	(2,437)	(1,897)	(2,019)
Derivative financial instruments	(3)	(21)	(15)
Current liabilities
Borrowings	(47)	(251)	(344)
Derivative financial instruments	(9)	(3)	(5)
Total net debt	(1,860)	(1,682)	(1,460)

In March 2009, Pearson issued £300m 6.0% Notes due in 2015. The proceeds of the notes were used to repay outstanding indebtedness under our existing revolving credit facility agreement. In June 2009, the repayment of the maturing $350m Notes was funded from the revolving credit facility.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the six months to 30 June 2009

16. Cash flows

		2009	2008	2008
All figures in £ millions	note	half year	half year	full year

Reconciliation of profit / (loss) for the period to net cash generated from / (used in) operations
Profit / (loss) for the period		44	(49)	323
Income tax		18	53	209
Depreciation and amortisation charges		114	83	196
Loss on sale of property, plant and equipment		-	-	1
Net finance costs		47	40	91
Share of results of joint ventures and associates		(15)	(14)	(25)
Loss on sale of discontinued operations		-	51	53
Share-based payment costs		20	16	33
Net foreign exchange adjustment		(19)	(2)	105
Pre-publication		(53)	(41)	(58)
Inventories		(39)	(105)	(12)
Trade and other receivables		(37)	(49)	(81)
Trade and other liabilities		(203)	(121)	82
Retirement benefit obligations		(13)	(9)	(14)
Provisions		(11)	-	(9)
Net cash (used in) / generated from operations		(147)	(147)	894

Dividends from joint ventures and associates		4	2	23
Net purchase of PPE including finance lease principal payments		(44)	(32)	(76)
Purchase of intangible assets		(19)	(14)	(45)
Operating cash flow		(206)	(191)	796
Operating tax paid		(43)	(48)	(89)
Net operating finance costs paid		(35)	(35)	(76)
Operating free cash flow		(284)	(274)	631
Non-operating tax paid		-	-	-
Total free cash flow		(284)	(274)	631
Dividends paid (including to minorities)		(184)	(179)	(285)
Net movement of funds from operations		(468)	(453)	346
Acquisitions and disposals		(117)	(246)	(285)
Purchase of treasury shares		(18)	(20)	(47)
New equity		3	2	6
Other movements on financial instruments		(2)	(7)	8
Net movement of funds		(602)	(724)	28
Exchange movements on net debt		202	15	(515)
Total movement in net debt		(400)	(709)	(487)
Opening net debt		(1,460)	(973)	(973)
Closing net debt	15	(1,860)	(1,682)	(1,460)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that the condensed consolidated financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by sections 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the Financial Services Authority.

The directors of Pearson plc are listed in the 2008 Annual Report.

By order of the Board

Marjorie Scardino
Chief Executive
26 July 2009

Robin Freestone
Chief Financial Officer
26 July 2009

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Introduction

We have been engaged by Pearson plc (the “Company”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009, which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated balance sheet, condensed consolidated cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants, London
26 July 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  27 July 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary